EXHIBIT 99.1

PyroGenesis Receives Notice of Approval Granting 180-Day Extension to Meet NASDAQ Minimum Bid Price Requirement

MONTREAL, May 23, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30® and a Deloitte Canada Clean Technology Fast 50TM high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), announced today that it received a written notification (the “Notification Letter”) of approval from the Nasdaq Stock Market LLC (“NASDAQ”) indicating that the NASDAQ approves the Company’s request for a 180-day extension, to meet the minimum closing bid price of US$1.00 per share listing requirement under NASDAQ Listing Rule 5550(a)(2).

The NASDAQ extension request approval Notification Letter has no effect on the listing or trading of the Company’s shares which will continue to trade uninterrupted on NASDAQ under the ticker “PYR”. PyroGenesis’ shares are also listed on the Toronto Stock Exchange, and the Nasdaq Extension Request Approval Notification Letter does not affect the Company’s compliance status with the Toronto Stock Exchange.

The Company has been provided 180 calendar days, or until November 20, 2023, in accordance with the NASDAQ Listing Rule 5810(c)(3)(A), to regain compliance with NASDAQ Listing Rule 5550(a)(2). To regain compliance, the Company's ordinary shares must achieve a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. As per the NASDAQ rule, upon completion of the initial 180-day period on May 22, 2023, the Company was eligible for an additional 180-day calendar day compliance period to regain compliance. It is this second 180-day period for which the Company recently requested and was granted approval.

If at any time during the 180-day compliance period the Company's closing bid price is at least US$1.00 for a minimum of 10 consecutive business days, NASDAQ will provide PyroGenesis with a written confirmation of renewed compliance and the matter will be resolved.

PyroGenesis’ business operations are not affected by the receipt of the Notification Letter. The Company will continuously monitor its closing bid price between now and November 20, 2023, and will continuously evaluate its available options to regain compliance with NASDAQ’s minimum bid price rule within the 180-day compliance period.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Cautionary and Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s profile on SEDAR at www.sedar.com, or at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, except as required by applicable securities laws.

Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/